EXHIBIT 99

AUDITORS’ REPORT

To the Stockholders of

GSI Lumonics Inc.

      We have audited the consolidated balance sheets of GSI Lumonics Inc. as of December 31, 2002 and 2001 and the consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States and Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

      Effective January 1, 2000, the Company changed its accounting policies for income taxes, earnings per share, and employee future benefits. Effective January 1, 2002 the Company changed its accounting policies for business combinations, intangible assets, stock-based compensation and other stock-based payments, and impairment of long-lived assets.

      On February 21, 2003, we reported without reservation to the stockholders on the Company’s consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States.

Ottawa, Canada,	/s/ ERNST & YOUNG LLP
February 21, 2003	Chartered Accountants
(except with respect to note 15, which is as at March 28, 2003)

GSI LUMONICS INC.

CONSOLIDATED BALANCE SHEETS

(Canadian GAAP and in thousands of U.S. dollars, except share amounts)

	December 31,	December 31,
	2002	2001

ASSETS
Current
Cash and cash equivalents (note 13)	$83,532	$102,959
Short-term investments (note 13)	28,890	43,541
Accounts receivable, less allowance of $2,681 (2001 — $3,034) (notes 4 and 10)	33,793	39,919
Income taxes receivable	8,431	9,224
Inventories (note 3)	39,671	57,794
Future tax assets (note 9)	9,763	15,664
Other current assets (note 3)	4,969	7,168

Total current assets	209,049	276,269
Property, plant and equipment, net of accumulated depreciation of $51,372 (2001 — $50,273)	27,306	34,154
Future tax assets (note 9)	7,443	9,637
Other assets (note 3)	3,360	1,539
Long-term investments	37,303	—
Intangible assets, net of amortization of $7,798 (2001 — $6,535) (note 3)	8,042	9,236

	$292,503	$330,835

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Bank indebtedness (note 4)	$—	$6,171
Accounts payable	9,235	10,839
Accrued compensation and benefits	6,523	7,515
Other accrued expenses (note 3)	20,845	25,096
Current portion of long-term debt (note 5)	—	2,654

Total current liabilities	36,603	52,275
Deferred compensation (note 6)	2,129	2,082

Total liabilities	38,732	54,357
Commitments and contingencies (note 12)
Stockholders’ equity
Common shares, no par value; Authorized shares: unlimited; Issued and outstanding: 40,785,922 (2001 — 40,556,130)	237,403	236,194
Contributed surplus	1,433	1,433
Retained earnings	8,286	35,747
Accumulated foreign currency translation adjustment	6,649	3,104

Total stockholders’ equity	253,771	276,478

	$292,503	$330,835

Approved by the Board of Directors
/s/ CHARLES D. WINSTON Charles D. Winston, Director	/s/ RICHARD B. BLACK Richard B. Black, Director

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Canadian GAAP and in thousands
of U.S. dollars, except share amounts)

	Year Ended

	December 31,	December 31,	December 31,
	2002	2001	2000

Sales	$159,070	$247,904	$373,864
Cost of goods sold (note 11)	109,876	162,122	242,393

Gross profit	49,194	85,782	131,471
Operating expenses:
Research and development	20,444	24,914	31,386
Selling, general and administrative	56,004	74,172	88,764
Amortization of purchased intangibles	1,251	1,139	785
Restructuring and other (note 11)	5,427	1,023	8,617

Total operating expenses	83,126	101,248	129,552

Income (loss) from operations	(33,932)	(15,466)	1,919
Other expense	(628)	—	—
Gain (loss) on sale of assets and investments (note 2)	—	(4,809)	83,754
Interest income	2,744	5,084	4,802
Interest expense	(701)	(897)	(1,457)
Foreign exchange transaction losses	(825)	(175)	(3,146)

Income (loss) before income taxes	(33,342)	(16,263)	85,872
Income tax provision (benefit)	(5,881)	(4,750)	35,071

Net income (loss)	$(27,461)	$(11,513)	$50,801

Net income (loss) per common share:
Basic	$(0.68)	$(0.29)	$1.33
Diluted	$(0.68)	$(0.29)	$1.27
Weighted average common shares outstanding (000’s)	40,663	40,351	38,187
Weighted average common shares outstanding and dilutive potential common shares (000’s)	40,663	40,351	40,000

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Canadian GAAP and in thousands of U.S. dollars, except share amounts)

					Accumulated
					Foreign
	Capital Stock			Retained	Currency
			Contributed	Earnings	Translation
	# Shares	Amount	Surplus	(Deficit)	Adjustment

	(000’s)
Balance December 31, 1999	34,299	$155,555		$(3,541)	$7,205
Net income				50,801
Issuance of capital stock
— public offering	4,300	70,137
— stock options	1,564	8,665
Foreign currency translation adjustments					(2,005)

Balance, December 31, 2000	40,163	234,357		47,260	5,200
Net loss				(11,513)
Issuance of capital stock
— stock options	344	1,503
— employee stock purchase plan	51	334
Other	(2)	—
Tax benefit associated with stock options			$1,433
Translation loss on liquidation of a subsidiary, net of tax of $0					723
Foreign currency translation adjustments					(2,819)

Balance, December 31, 2001	40,556	236,194	1,433	35,747	3,104
Net loss				(27,461)
— stock options	133	648
— employee stock purchase plan	97	561
Foreign currency translation adjustments					3,545

Balance, December 31, 2002	40,786	$237,403	$1,433	$8,286	$6,649

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Canadian GAAP and in thousands of U.S. dollars)

	Year Ended

	December 31,	December 31,	December 31,
	2002	2001	2000

Cash flows from operating activities:
Net income (loss)	$(27,461)	$(11,513)	$50,801
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Loss on disposal of assets	62	5,267	(83,754)
Translation loss on liquidation of a subsidiary	—	723	—
Reduction of long lived assets	2,510	724	4,167
Depreciation and amortization	7,556	8,588	9,561
Future income taxes	7,367	8,992	(753)
Changes in current assets and liabilities:
Accounts receivable	9,356	47,083	(14,061)
Inventories	19,632	8,917	(13,506)
Other current assets	840	1,403	(820)
Accounts payable, accruals, and taxes (receivable) payable	(8,145)	(87,662)	38,145

Cash provided by (used in) operating activities	11,717	(17,478)	(10,220)

Cash flows from investing activities:
Acquisition of businesses, net of cash acquired (note 2)	—	—	(7,138)
Sales of assets and investments	—	45,822	64,962
Additions to property, plant and equipment	(2,952)	(8,639)	(10,142)
Maturity of short-term investments	110,014	85,834	45,031
Purchase of short-term investments	(132,877)	(109,355)	(57,710)
Decrease (increase) in other assets	1,979	(1,219)	838

Cash provided by (used in) investing activities	(23,836)	12,443	35,841

Cash flows from financing activities:
Payments of bank indebtedness	(6,441)	(4,117)	(10,131)
Repayments of long-term debt	(3,000)	(4,000)	(4,114)
Issue of share capital (net of issue costs)	1,209	1,837	76,986

Cash provided by (used in) financing activities	(8,232)	(6,280)	62,741

Effect of exchange rates on cash and cash equivalents	924	416	224

Increase (decrease) in cash and cash equivalents	(19,427)	(10,899)	88,586
Cash and cash equivalents, beginning of period	102,959	113,858	25,272

Cash and cash equivalents, end of period	$83,532	$102,959	$113,858

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2002
(Canadian GAAP and tabular amounts in thousands of U.S. dollars except share amounts)

1.     Significant Accounting Policies

Nature of operations

      We design, develop, manufacture and market components, lasers and laser-based advanced manufacturing systems as enabling tools for a wide range of applications. Our products allow customers to meet demanding manufacturing specifications, including device complexity and miniaturization, as well as advances in materials and process technology. Major markets for our products include the medical, automotive, semiconductor, and electronics industries. In addition, we sell our products and services to other markets such as light industrial and aerospace. The Company’s principal markets are in North America, Europe, Japan and Asia-Pacific.

     Basis of presentation

      These consolidated financial statements have been prepared by the Company in United States (U.S.) dollars and in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

      Consolidated financial statements prepared in accordance with U.S. GAAP, in U.S. dollars, are made available to all shareholders, and filed with various regulatory authorities.

     Basis of consolidation

      The consolidated financial statements include the accounts of GSI Lumonics Inc. and its wholly owned subsidiaries (the “Company”). Intercompany accounts and transactions are eliminated.

Comparative amounts

      Certain prior year amounts have been reclassified to conform to the current year presentation in the financial statements for the year ended December 31, 2002. These reclassifications had no effect on the previously reported results of operations or financial position.

Use of estimates

      The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of sales and expenses during the reporting periods. Actual results could differ from those estimates.

Cash equivalents

      Cash equivalents are investments held to maturity with original maturities of three months or less. Cash equivalents, consisting principally of commercial paper, short-term corporate debt, and banker’s acceptances, are stated at amortized cost, which approximates fair value. The Company does not believe it is exposed to any significant credit risk on its cash equivalents.

Investments

      Short-term, long-term and other investments consist principally of commercial paper, government debt, short-term corporate debt, and banker’s acceptances with original maturities greater than three months for

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

short-term investments and greater than twelve months for long-term investments. Investments are recorded at cost, which approximates estimated fair value based upon market quotes.

Inventories

      Inventories, which include materials and conversion costs, are stated at the lower of cost (primarily first-in, first-out) or market. Market is defined as replacement cost for raw materials and net realizable value for other inventories.

Property, plant and equipment

      Property, plant and equipment are stated at cost and the declining-balance and straight-line methods are used to determine depreciation and amortization over estimated useful lives. Estimated useful lives for buildings and improvements range from 5 to 39 years and for machinery and equipment from 3 to 15 years. Leasehold improvements are amortized over the lesser of their useful lives or the lease term, including option periods expected to be utilized. The Company reviews and evaluates the recoverability of property, plant and equipment on a periodic basis using undiscounted estimated future net cash flows from each property.

Intangible assets

      Intangibles assets include purchased trademarks and trade names, which are amortized on a straight-line basis over periods from three to ten years from the date of acquisition. Patents and purchased technology are stated at cost and are amortized on a straight-line basis over the expected life of the asset, up to 19 years.

Revenue recognition

      We recognize product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, risk of loss has passed to the customer and collection of the resulting receivable is probable. We design, market and sell our products as standard configurations. Accordingly, customer acceptance provisions for standard configurations are generally based on seller-specified criteria, which we demonstrate prior to shipment. Revenue on new products is deferred until we have established a track record of customer acceptance on these new products. When customer-specified objective criteria exist, revenue is deferred until customer acceptance if we cannot demonstrate the system meets these specifications prior to shipment. The Company recognizes installation revenue when installation has been completed.

      Revenue associated with service or maintenance contracts is recognized ratably over the life of the contract, which is generally one year.

Product warranty

      We generally warrant our products for a period of up to 12 months for material and labor to repair and service the system. A provision for the estimated cost related to warranty is recorded at the time revenue is recognized.

Stock based compensation

      Effective January 1, 2002, the Company accounts for stock options granted to employees or employee options modified according to the intrinsic value method of accounting described in Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations. Under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Any consideration paid by employees on the exercise of stock options is credited to capital stock at that time. Prior to January 1, 2002, no compensation expense was recognized for options granted to employees.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Research and product development expense

      Research costs are charged to expense as incurred. Development costs are charged to expense as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Research and development costs are reduced by certain related non-refundable government assistance and investment tax credits

Foreign currency translation

      The Company’s operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect on the balance sheet date and revenues and expenses are translated at the average exchange rate in effect for the period. Exchange gains or losses on translation of the Company’s net investment in these operations are recorded as an adjustment to the accumulated foreign currency translation adjustment, a separate component of stockholders’ equity.

      Foreign exchange gains and losses on transactions occurring in a currency different than an operation’s functional currency are reflected in income except for gains and losses on derivative financial instruments used as hedges.

Derivative financial instruments

      The Company uses derivative instruments to reduce the impact of changes in foreign currency exchange rates relating to foreign currency denominated balance sheet items and sales. The Company does not enter into financial instruments for trading or speculative purposes.

      The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

      The Company uses foreign currency forward contracts and foreign currency swaps to fix the cash flow variable of local currency selling prices denominated in currencies other than the Company’s functional currency. Foreign currency gains and losses on these contracts are not recognized in the consolidated financial statements until the underlying transaction is recorded in net income (loss). At that time, the gains or losses on such derivatives are recorded in net income (loss) as an adjustment to the underlying transaction.

      From time to time, the Company uses currency and interest rate swap contracts to manage foreign currency exposures and interest rate risk. Payments and receipts under such swap contracts are recognized as adjustments to interest expense on a basis that matches them with the fluctuations in the interest receipts and payments under floating rate financial assets and liabilities.

      Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred and recognized in net income (loss) in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in net income (loss) immediately.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income taxes

      The liability method is used to account for income taxes. Future tax assets and liabilities are recognized for tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. A valuation allowance is established to reduce the future tax asset if it is “more likely than not” that the related tax benefits will not be realized in the future.

Earnings per share

      The treasury stock method is used to calculate diluted earnings per share and assumes any option proceeds would be used to purchase common shares at the average market price during the period.

Recent accounting pronouncements

Business Combinations

      On January 1, 2002, the Company implemented, on a prospective basis, CICA Handbook Section 1581, Business Combinations. As a result, all business combinations initiated in the future will be accounted for under the purchase method. The adoption of Section 1581 did not have a material impact on the Company’s financial position, results of operations or cash flows.

Intangible Assets

      On January 1, 2002, the Company implemented, on a prospective basis, CICA Handbook Section 3062, Goodwill and Other Intangible Assets. As a result, intangible assets with finite useful lives must now be amortized and goodwill and intangible assets with indefinite lives will not be amortized, but will rather be tested at least annually for impairment. The adoption of Section 3062 did not have a material impact on the Company’s financial position, as it does not possess goodwill or indefinite life intangible assets. Adoption of Section 3062 also did not have a material impact on the Company’s results of operations or cash flows.

Stock-Based Compensation and Other Stock-Based Payments

      Effective January 1, 2002 the Company adopted CICA Handbook section 3870, Stock-based compensation and other stock-based payments. This new Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. Section 3870 outlines a fair value based method of accounting for certain stock-based transactions. As permitted by Section 3870, the Company did not adopt the fair value based method of accounting for all employee stock-based transactions, and was not affected by the requirements to account for the fair value of certain other stock-based transactions. The exercise price of all stock options is equal to the closing price of the stock on the Toronto Stock Exchange on the trading day immediately preceding the date of grant. During the period ended December 31, 2002, the Company’s treatment of stock based compensation did not have a significant impact on the Company’s financial position, results of operations or cash flows.

Impairment of Long-Lived Assets

      Effective January 1, 2002, the Company adopted the new recommendations of the CICA, Impairment of Long-Lived Assets, which addresses financial accounting and reporting for the impairment of long-lived assets held for use. The adoption of these new recommendations did not have a material impact on the Company’s financial position, results of operations or cash flows.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.     Business Combinations and Divestitures

Purchases

      On September 21, 2000, the Company acquired all outstanding shares of General Optics, Inc. (“General Optics”), a privately held precision optics company located in Moorpark, California. The purchase price of $13.5 million was comprised of cash of $6.9 million paid on closing, note payable valued at $6.4 million, discounted at an imputed interest rate of 6.23%, and costs of acquisition of $0.2 million. The note payable was settled in two installments, due September 21, 2001 and 2002. The transaction has been accounted for as a purchase and, accordingly, the operations of General Optics have been included in the consolidated financial statements from the date of acquisition. The excess of fair value of net identifiable tangible assets acquired over the purchase price was recorded as acquired technology to be amortized over its estimated useful life of 10 years.

     Divestitures

      On April 2, 2001, the Company completed the sale of operating assets of the Laserdyne and Custom Systems product lines for cash proceeds of approximately $7.3 million. Sales for these product lines were $3.0 million and $24.3 million for the years ended December 31, 2001 and December 31, 2000, respectively.

      On October 1, 2000, the Company sold the net assets of its Life Sciences business to Packard BioScience Company (“Packard”) for $39.3 million in cash and approximately 4.5 million shares of Packard common stock valued at $43.3 million based on an independent valuation of the stock at the date of closing. The Life Sciences business comprised working capital of approximately $3.5 million and fixed and other intangible assets of approximately $0.4 million. The Company recorded a non-operating gain of $73.9 million ($48.0 million after tax), or $1.26 per share, as a result of this transaction. Sales for the Life Sciences business for the nine months ended September 30, 2000 were $13.1 million. On November 13, 2001, Packard was acquired by PerkinElmer, Inc. As a result, the shares of Packard owned by GSI Lumonics were converted into the right to receive 0.311 of a share of PerkinElmer, Inc. at the quoted market value of $27.285 per share. The Company sold these shares on November 19, 2001 for proceeds of $38.5 million and recorded a loss of $4.8 million.

      During the third quarter of 2000, the Company sold two facilities in the United States for $12.5 million cash and recorded a net gain of $8.6 million.

      During the second quarter of 2000, the Company sold operating assets of its View Engineering metrology product line, fiber-optics operations in Phoenix, Arizona and package coding product line in Hull, United Kingdom for an aggregate of $13.0 million cash and recorded a net gain of $1.3 million.

3.     Supplementary Balance Sheet Information

      The following tables provide the details of selected balance sheet items as at December 31:

     Inventories

	2002	2001

Raw materials	$16,380	$29,779
Work-in-process	7,468	8,028
Finished goods	11,114	12,918
Demo inventory	4,709	7,069

Total inventories	$39,671	$57,794

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     Property, Plant and Equipment, net

	2002		2001

		Accumulated		Accumulated
	Cost	Depreciation	Cost	Depreciation

Land, buildings and improvements	$22,848	$(7,819)	$28,693	$(9,671)
Machinery and equipment	55,830	(43,553)	55,734	(40,602)

Total cost	78,678	$(51,372)	84,427	$(50,273)

Accumulated depreciation	(51,372)		(50,273)

Net property, plant and equipment	$27,306		$34,154

     Other Assets

	2002	2001

Short term other assets:
Note receivable	$563	$1,125
Investment (note 10)	—	1,500
Prepaid expenses and other	4,406	4,543

Total	$4,969	$7,168

Long term other assets:
Investment (note 10)	$—	$500
Note receivable	—	563
Deposits and other	425	476
Facilities for sale (note 11)	2,935	—

Total	$3,360	$1,539

      The note receivable bears interest at the prime rate and is to be received in quarterly installments of $0.3 million, ending in June 2003.

      At December 31, 2002, the Company had two facilities available for sale. One is a 75,000 square foot facility in Kanata, Ontario and the other is a 17,000 square foot facility in Nepean, Ontario. Both of these facilities became available for sale in 2002, as a result of restructuring actions that occurred (Note 11). These buildings are recorded at their estimated fair market value (approximately $2.2 million for the Kanata property and $0.7 million for Nepean).

      Intangible assets consist of the following:

	December 31, 2002		December 31, 2001

		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization

Patents and acquired technology	$11,017	$(2,975)	$10,948	$(1,895)
Other intangibles assets	4,823	(4,823)	4,823	(4,640)

Total cost	15,840	$(7,798)	15,771	$(6,535)

Accumulated amortization	(7,798)		(6,535)

Net intangible assets	$8,042		$9,236

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Accrued Expenses

	2002	2001

Accrued warranty	$3,383	$4,027
Deferred revenue	3,404	2,148
Accrued restructuring (note 11)	8,790	8,827
Other	5,268	10,094

Total	$20,845	$25,096

Accrued Warranty

	Year Ended
	December 31,

	2002	2001

Balance at the beginning of the period	$4,027	$7,107
Charged to costs and expenses	5,624	9,551
Use of provision	(6,358)	(12,507)
Exchange	90	(124)

Balance at the end of the period	$3,383	$4,027

4.     Bank Indebtedness

      At December 31, 2002, the Company had lines of credit denominated in US and Canadian dollars with Fleet National Bank (“Fleet”), Bank One and Canadian Imperial Bank of Commerce (“CIBC”) and letters of credit (“LC”) with National Westminster Bank (“NatWest”), for a total amount of available credit of $12.1 million versus $32.4 million at December 31, 2001. The Company’s agreement with Fleet provides for an $8.0 million line of credit and its agreement with CIBC provides for a $4.0 million line of credit. The previous $13.0 million line of credit with CIBC expired on June 28, 2002, and the new CIBC credit facility eliminated the Company’s requirement to meet certain financial covenants which were required under the previous credit facility. NatWest provides a $0.1 million bank guarantee for LC used for VAT purposes in the United Kingdom. Marketable securities totaling $14.5 million have been pledged as collateral for the Fleet and CIBC credit facilities under security agreements. The line of credit with Fleet expires on June 28, 2003. In addition to the customary representations, warranties and reporting covenants, the borrowings under the Fleet credit facility require the Company to maintain a quarterly minimum tangible net worth of $200.0 million. The line of credit with CIBC was reviewed by the Company and a decision to cancel the line of credit was conveyed to CIBC prior to December 31, 2002. By giving CIBC appropriate advance notice, the Company initiated its right to cancel the line of credit at any time at no cost, excluding breakage fees relating to the used and outstanding amounts under fixed loan instruments, which we do not expect to be material. The line of credit with CIBC should be eliminated by the end of the first quarter in 2003. The Company also cancelled its credit facility with Bank One on December 20, 2002 without paying any breakage fees. North American inventories and receivables were pledged as collateral for the Bank One credit facility. Bank One continues to work on the release of all liens and obligations associated with the facility.

      At December 31, 2002, the Company has approximately $12.1 million denominated in Canadian dollars and US dollars that are available for general purposes, under the credit facilities discussed above. Of the available $12.1 million, $7.7 million was in use at December 31, 2002, consisting of $3.8 million committed at Fleet Bank for use in foreign exchange transactions, $2.9 million in Rugby, U.K. under the CIBC credit facilities and approximately $0.8 million of bank guarantees and outstanding letters of credit under the CIBC credit facility and $0.1 million with NatWest. Though the Fleet Bank amount of $3.8 million is committed for

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

support of foreign currency hedging contracts and not available, it is not considered used for the purpose of calculating interest payments. At December 31, 2002, the aggregate unused portion of credit available under the credit facilities amounts to $4.4 million. The CIBC credit facility is currently a demand facility with interest based on the prime rate. The Fleet line of credit is due on demand and bears interest based on either prime or LIBOR depending on the borrowing notification period. This resulted in an effective average rate of 1.79% for fiscal 2002.

      The Company had a line of credit at December 31, 2001 of approximately $32.4 million that was denominated in Canadian dollars, US dollars, British Sterling and Japanese Yen. The line of credit available for general purposes was $32.4 million. As at December 31, 2001, there was an outstanding balance of approximately $6.2 million under the line of credit and outstanding letters of credit and other discretionary lines of $4.9 million. The line of credit was due on demand and bore interest based on prime, which resulted in an effective average rate of 1.68% for fiscal 2001. Borrowings were limited to the sum of eligible accounts receivable under 90 days and North American inventories. Accounts receivable and inventories were pledged as collateral for the bank indebtedness under general security agreements. As of December 31, 2001, the Company was in breach of one of the financial covenants, the interest coverage ratio, for which no borrowings were made under the facility. The bank issued a waiver of this non-compliance, which would have allowed the Company to draw on the line of credit if needed.

5.     Long-term Debt

      There was no long-term debt at December 31, 2002. In 2001, long-term debt includes a note payable with a face value of $3.0 million (2000 — $7.0 million), non-interest bearing, to the former shareholders of General Optics. The note payable was discounted at an imputed interest rate of 6.23% and was settled on September 21, 2002.

      Total cash interest paid on all long-term debt during the year ended December 31, 2002 was $0.3 million (2001 — $0.5 million; 2000 — $1.2 million).

6.     Deferred Compensation

      Certain officers and employees have deferred payment of a portion of their compensation until termination of employment or later. Interest on the outstanding balance is credited quarterly at the prime rate, which averaged 4.7% during the year ended December 31, 2002 (2001 — 6.9%). The portion of deferred compensation estimated to be due within one year is included in accrued compensation and benefits.

7.     Stockholders’ Equity

Capital stock

      The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value. During 2001, the Company reduced its common shares outstanding for 2,309 shares that were not claimed since the merger.

Net income (loss) per common share

      Basic income (loss) per common share was computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. For diluted income per common share, the denominator also includes dilutive outstanding stock options and warrants determined using the treasury stock method. As a result of the net losses for the years ended December 31, 2002 and 2001, the effect of converting options and warrants was antidilutive.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Common and common equivalent share disclosures are:

	Year Ended December 31,

	2002	2001	2000

	(In thousands)
Weighted average common shares outstanding	40,663	40,351	38,187
Dilutive potential common shares	—	—	1,813

Diluted common shares	40,663	40,351	40,000

Options and warrants excluded from diluted income per common share as their effect would be antidilutive	3,676	3,633	252

Shareholder rights plan

      On April 12, 1999, the Board of Directors adopted a Shareholders Rights Plan (the “Plan”). Under this Plan one Right has been issued in respect of each common share outstanding as of that date and one Right has been and will be issued in respect of each common share issued thereafter. Under the Plan, each Right, when exercisable, entitles the holder to purchase from the Company one common share at the exercise price of Cdn$200, subject to adjustment and certain anti-dilution provisions (the “Exercise Price”). At the annual meeting of the shareholders held on May 9, 2002, the shareholders adopted a resolution to approve the continued existence of the Plan.

      The Rights are not exercisable and cannot be transferred separately from the common shares until the “Separation Time”, which is defined as the eighth business day (subject to extension by the Board) after the earlier of (a) the “Stock Acquisition Date” which is generally the first date of public announcement that a person or group of affiliated or associated persons (excluding certain persons and groups) has acquired beneficial ownership of 20% or more of the outstanding common shares, or (b) the date of commencement of, or first public announcement of the intent of any person or group of affiliated or associated persons to commence, a Take-over Bid. At such time as any person or group of affiliated or associated persons becomes an “Acquiring Person” (a “Flip-In Event”), each Right shall constitute the right to purchase from the Company that number of common shares having an aggregate Market Price on the date of the Flip-In Event equal to twice the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments).

      So long as the Rights are not transferable separately from the common shares, the Company will issue one Right with each new common share issued. The Rights could have certain anti-takeover effects, in that they would cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors.

Stock options

      In conjunction with the merger with General Scanning, Inc., the Company adopted outstanding options held by employees under nonqualified and incentive stock options plans of General Scanning and issued 2,051,903 stock options of the Company in exchange. At December 31, 2002, options to purchase 630,677 shares of common stock remained outstanding under the assumed General Scanning, Inc. stock option plans. In addition, the Company adopted outstanding warrants for the purchase of common stock issued to non-employee members of the General Scanning, Inc. Board of Directors. The warrants are subject to vesting as determined by a committee of the Board of Directors at the date of grant and expire ten years from the date of grant. During the year ended December 31, 2002, none were granted, cancelled or exercised. At December 31, 2002, 51,186 warrants, of which all are exercisable, remain outstanding at prices ranging from $9.65 to $15.41 per share. The warrants are included in the stock option activity table in this note.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Lumonics Inc. had three (3) stock option plans in existence for key employees and for directors prior to the merger with General Scanning, Inc., known as the May 1994 Executive Management Plan (“May 1994 Plan”), the September 1994 Key Employee and Director Plan (“September 1994 Plan”) and the 1995 Stock Option Plan (“1995 Option Plan”). Outstanding options under these three plans vest over periods of one to four years beginning on the date of grant. The options expire over a period of two to ten years beginning at the date of grant. With respect to the May 1994 Plan, a total of 700,000 options were authorized for issuance under the plan and at December 31, 2000, there were no options outstanding under the plan. With respect to the September 1994 Plan, a total of 1,094,000 options were authorized for issuance under the plan and at December 31, 2000, there were no options outstanding under the plan. All outstanding options under the May 1994 Plan and the September 1994 Plan expired on September 14, 2001. No additional options will be granted under the May 1994 Plan or the September 1994 Plan. With respect to the 1995 Option Plan, a total of 4,906,000 options have been authorized for issuance under the plan.

      The 1995 Option Plan referenced above, which was established in September 1995 by Lumonics Inc. for the benefit of employees (including contract employees), consultants, and directors of the Company, remained in place following the merger with General Scanning, Inc. in 1999 and as of the date of this Form 10-K, is the only Company stock option plan under which new options may be granted. Subject to the requirements of the 1995 Option Plan, the Compensation Committee or in lieu thereof, the Board of Directors, has the authority to select those directors, consultants, and employees to whom options will be granted, date of the grant, the number of options to be granted and other terms and conditions of the Options. The exercise price of options granted under the 1995 Option Plan must be equal to the closing price of the Company’s common shares on The Toronto Stock Exchange, or in lieu thereof, The NASDAQ Stock Market®, on the day immediately preceding the date of grant. The exercise period of each option is determined by the Compensation Committee but may not exceed 10 years from the date of grant. The 1995 Option Plan initially authorized the issuance of a maximum of 406,000 options to purchase common shares. This authorization was increased to: 1,906,000 on May 6, 1997, 2,906,000 on May 11, 1999, and 4,906,000 on May 8, 2000; with all such increases being approved by the shareholders. Currently, a maximum of 4,906,000 options to purchase common shares are permitted to be issued under the 1995 Option Plan. The Compensation Committee has the power to amend, modify, or terminate the 1995 Option Plan provided that optionee’s rights are not materially adversely affected and subject to any approvals required under the applicable regulatory requirements. At December 31, 2002, 424,801 (2001 — 626,113) options were available for grant under the 1995 Option Plan.

      In July 1999, the Company offered employee option holders an exchange of one option for each two options outstanding with exercise prices over US$9.00 or Cdn$13.32. Under this exchange 243,597 options with exercise price of US$4.63 or Cdn$6.95 per share, the then-current market price of the stock, were granted with a new vesting schedule, and 487,194 options were cancelled. The Company is accounting for the replacement options as variable from July 1, 2000, in accordance with Financial Accounting Standard Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB Opinion No. 25, until the options are exercised, forfeited or expire unexercised. Because the market price of the Company’s stock has decreased since July 1, 2000, there was no material impact on its financial position and results of operations.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Stock option activity for the years ended December 31, 2002, 2001 and 2000 is presented below.

	Options	Weighted Avg.
	(Thousands)	Exercise Price

Outstanding at December 31, 1999	3,978	$6.71
Granted	1,037	18.99
Exercised	(1,564)	5.54
Forfeited	(366)	8.30

Outstanding at December 31, 2000	3,085	11.20
Granted	1,835	9.37
Exercised	(344)	4.38
Forfeited	(943)	12.61

Outstanding at December 31, 2001	3,633	10.45
Granted	736	8.58
Exercised	(133)	4.78
Forfeited	(560)	11.81

Outstanding at December 31, 2002	3,676	$10.11

Exercisable at December 31, 2002	1,686	$10.22

      The following summarizes outstanding and exercisable options outstanding on December 31, 2002:

	Options Outstanding			Exercisable Options

	Number	Weighted	Weighted	Number of	Weighted
	of	Average	Average	Options	Average
Range of Exercise	Options	Remaining	Exercise	Exercisable	Exercise
Prices	(000’s)	Life	Price	(000’s)	Price

$ 1.75 to $ 4.63	667	3.5 years	$4.41	571	$4.41
$ 4.68 to $ 8.27	222	4.3 years	$7.31	95	$6.39
$ 8.35 to $ 8.90	505	5.1 years	$8.41	16	$8.81
$ 8.93 to $ 8.93	886	4.3 years	$8.93	223	$8.93
$ 8.98 to $14.66	799	4.9 years	$11.65	446	$13.05
$14.85 to $20.31	597	3.9 years	$18.65	335	$18.37

	3,676			1,686

      Options outstanding include 221,771 options denominated in Canadian dollars with a weighted average exercise price of $16.09 Canadian.

Employee Stock Purchase Plan

      At the Annual General Meeting of Stockholders on May 8, 2001, the Stockholders approved the adoption of the Employee Stock Purchase Plan (the “Purchase Plan”). A total of 300,000 common shares have been reserved for issuance under the Purchase Plan. The Company will make open market purchases and/or issue treasury common shares to satisfy employee subscriptions under the Purchase Plan. Under the terms of the Purchase Plan, employees can choose to have up to 7% of their base earnings withheld to purchase the Company’s common stock. The Purchase Plan provides for consecutive offering periods during which payroll deductions may be accumulated for the purchase of common shares. The initial offering period commenced on July 1, 2001 and ended on December 31, 2001. Thereafter, each offering period will continue for a period of

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

six months following commencement, as determined by the Compensation Committee. The purchase price per share at which shares will be sold in an offering period under the Purchase Plan is the lower of 85% of the Fair Market Value of a common share at the beginning of the offering period or 85% of the Fair Market Value of a common share at the end of the offering period. Fair Market Value, as defined by the Purchase Plan, is the weighted average sale price of the shares for the five (5) day period preceding the grant date and the exercise date. During the two offerings in the period ended December 31, 2002, 95,269 shares were issued under the Purchase Plan at an average cost of $5.89 per share (2001 — 51,529 with average cost of $6.48).

Pro forma stock based compensation

      Had compensation cost for the Company’s stock option plans and employee stock purchase plan been determined using a Black-Scholes option-pricing model, including options granted in prior years on a retroactive basis, the Company’s net income (loss) and earnings per share would have been adjusted to the pro forma amounts below.

	2002	2001	2000

Net income (loss):
As reported	$(27,461)	$(11,513)	$50,801
Pro forma	$(31,073)	$(14,647)	$47,944
Basic net income (loss) per share:
As reported	$(0.68)	$(0.29)	$1.33
Pro forma	$(0.76)	$(0.36)	$1.26
Diluted income (loss) per share:
As reported	$(0.68)	$(0.29)	$1.27
Pro forma	$(0.76)	$(0.36)	$1.20

      The fair value of options was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions:

	2002	2001	2000

Risk-free interest rate	3.1%	4.1%	5.1%
Expected dividend yield	—	—	—
Expected lives upon vesting	1.0 years	1.0 years	1.0 years
Expected volatility	67%	70%	100%
Weighted average fair value per share	$5.27	$4.82	$12.48

      The fair value of the employees’ purchase rights under the employee stock purchase plan was estimated using the Black-Scholes option-model with the following assumptions: dividend yield of nil (2001 — nil); an expected life of 6 months (2001 — 6 months); expected volatility of 67% (2001 — 70%); and risk-free interest rate of 1.75% (2001 — 3.45%). The weighted-average fair value of those purchase rights granted in 2002 was $3.71 (2001 — $2.98).

8.	Employee Benefit Plans

Defined Benefit Pension Plan

      The Company’s subsidiary in the United Kingdom maintains a pension plan, known as the GSI Lumonics Ltd. United Kingdom Pension Scheme Retirement Savings Plan. The plan has two components: the Final Salary Plan, which is a defined benefit plan, and the Retirement Savings Plan, which is a defined contribution plan. Effective April 1997, membership to the Final Salary Plan was closed. Benefits under this

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

plan are based on the employees’ years of service and compensation. GSI Lumonics’ funding policy is to fund pensions and other benefits based on widely used actuarial methods as permitted by regulatory authorities. The funded amounts reflect actuarial assumptions regarding compensation, interest and other projections. The assets of this plan consist primarily of equity and fixed income securities of U.K. and foreign issuers.

      In December 2002, the Company notified plan participants that it no longer wants to sponsor the final salary plan. Consultations are underway and the final outcome of these matters has not yet been determined.

      Pension and other benefit costs reflected in the consolidated statements of operations are based on the projected benefit method of valuation. Within the consolidated balance sheet, pension plan benefit liabilities are included in accrued compensation and benefits.

      The net periodic pension cost for the defined benefit pension plan was determined as follows:

	2002	2001	2000

Service cost — benefits earned	$216	$393	$442
Interest cost on projected plan benefits	837	827	847
Premiums and expenses	135	151	149
Expected return on plan assets	(814)	(873)	(945)

Net Periodic Pension Cost	$374	$498	$493

      The assumptions used to develop the actuarial present value of the accrued pension benefits (obligations) were as follows:

	2002	2001

Discount Rate	6.0%	7.0%
Rate of Compensation Increase	3.0%	4.0%
Long-Term Rate of Return on Plan Assets	7.0%	7.0%

      The estimates are based on actuarially computed best estimates of pension asset long-term rates of return and long-term rate of obligation escalation. Variances between these estimates and actual experience are amortized over the employees’ average remaining service life.

      The most recent actuarial valuation of the plan was performed as at November 30, 2000. The extrapolation as at December 31 indicates the actuarial present value of the pension benefit obligation; the net assets available to provide for these benefits, at market value; and the funded status of the plan were as follows:

	2002	2001

Change in benefit obligation:
Projected benefit obligation at beginning of year	$11,633	$12,917
Service cost	216	393
Interest cost	837	827
Plan participants’ contributions	158	118
Actuarial changes in assumptions and experience	2,205	(1,345)
Benefits paid	(278)	(922)
Foreign currency exchange rate changes	1,345	(355)

Projected benefit obligation at end of year	$16,116	$11,633

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002	2001

Change in plan assets:
Market value of plan assets at beginning of year	$11,270	$12,917
Actual return on plan assets	(1,642)	(569)
Employer contributions	625	180
Plan participants’ contributions	158	118
Benefits paid	(278)	(922)
Foreign currency exchange rate changes	1,029	(358)
Other	(82)	(96)

Market value of plan assets at end of year	$11,080	$11,270

	2002	2001

Funded Status and Net Amounts Recognized:
Excess of projected benefit obligation over plan assets	$5,036	$363
Unrecognized actuarial gain (loss)	(4,823)	126

Net amount recognized in accrued compensation and benefits	$213	$489

Defined Contribution Plans

      The Company has defined contribution employee savings plans in Canada, the United Kingdom, and the United States. In the United States, the provisions of Section 401(k) of the Internal Revenue Code under which its United States employees may make contributions govern the plan. The Company matches the contributions of participating employees on the basis of percentages specified in each plan. Company matching contributions to the plans were $1.9 million in 2002 (2001 — $2.4 million; 2000 — $2.7 million).

9.	Income Taxes

      Details of the income tax provision (benefit) are as follows:

	2002	2001	2000

Current
Canadian	$(2,676)	$(855)	$4,742
International	(10,572)	(12,887)	31,082

	(13,248)	(13,742)	35,824
Future
Canadian	1,942	(1,123)	4,089
International	5,425	10,115	(4,842)

	7,367	8,992	(753)

Income tax provision (benefit)	$(5,881)	$(4,750)	$35,071

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The income tax provision (benefit) reported differs from the amounts computed by applying the Canadian rate to income (loss) before income taxes. The reasons for this difference and the related tax effects are as follows:

	2002	2001	2000

Expected Canadian tax rate	38.6%	41.7%	44.0%
Expected income tax provision (benefit)	$(12,870)	$(6,782)	$37,784
Non-deductible research and development and other expenses	195	3,265	2,552
International tax rate differences	(162)	(979)	(4,085)
Losses and temporary timing differences the benefit of which has not been recognized	6,176	1,222	3,554
Previously unrecognized losses and timing differences	941	(1,973)	(5,123)
Other items	(161)	497	389

Reported income tax provision (benefit)	$(5,881)	$(4,750)	$35,071

      Future income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and tax reporting purposes. The following table shows significant components of the Company’s future tax assets and liabilities as at December 31, 2002.

	2002	2001

Future tax assets
Operating tax loss carryforwards	$18,943	$11,556
Compensation related deductions	1,769	1,690
Tax credits	4,990	4,525
Restructuring and other accrued liabilities	5,092	5,916
Deferred revenue	543	690
Inventory	4,397	8,918
Book and tax differences on fixed assets	247	464
Intangibles	3,886	4,025
Share issue costs	575	962

Total future tax assets	40,442	38,746
Valuation allowance for future tax assets	(23,236)	(13,445)

Net future tax assets	$17,206	$25,301

Allocated as follows:
Net future income tax asset — short-term	$9,763	$15,664
Net future income tax asset — long-term	$7,443	$9,637

Net future income tax asset	$17,206	$25,301

      The Company has provided a valuation allowance of $23.2 million against losses in the parent company and subsidiaries with an inconsistent history of taxable income and loss due to the uncertainty of their realization. In addition, the Company has provided a valuation allowance on foreign tax credits, due to the uncertainty of generating foreign earned income to claim the tax credits. The Company believes it is more likely than not that the remaining deferred tax assets will be realized principally through future taxable income and carry backs to taxable income in prior years.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As at December 31, 2002, the Company had loss carry forwards of approximately $57.6 million available to reduce future years’ income for tax purposes. Of this amount, approximately $1.7 million expires between 2003 and 2006, $13.6 million expires in 2007, $9.4 million expires between 2020 and 2022 and $32.9 million can be carried forward indefinitely.

      Undistributed earnings of the Company’s foreign subsidiaries amounted to approximately $53.6 million at December 31, 2002. The Company has not recorded a provision for withholding tax on undistributed earnings of foreign subsidiaries, as the Company currently has no plans to repatriate those earnings. Determination of the amount of unrecognized future tax liabilities is not practicable because of the complexities associated with its hypothetical calculation.

      Income taxes paid during 2002 were $1.7 million (2001 — $33.3 million; 2000 — $4.3 million).

10.	Related Party Transactions

      The Company had the following transactions with related parties. The Company recorded $2.3 million as sales revenue from Sumitomo Heavy Industries, Ltd., a significant shareholder in the year ended December 31, 2002 (2001 — $4.2 million; 2000 $10.2 million) at amounts and terms approximately equivalent to third party transactions. Transactions with Sumitomo are at normal trade terms. Receivables from Sumitomo of $0.5 million and $0.6 million as at December 31, 2002 and 2001, respectively, are included in accounts receivable on the balance sheet.

      On February 23, 2000, the Company entered into an Agreement with V2Air LLC relating to the use of the LLC aircraft for Company purposes. The V2Air LLC is owned by the Company’s President and Chief Executive Officer, Charles D. Winston. Pursuant to the terms of the Agreement, the Company is required to reimburse the V2Air LLC for certain expenses associated with the use of the aircraft for Company business travel. During the most recently completed fiscal year, the Company reimbursed V2Air LLC approximately $145 thousand (2001 — $150 thousand) under the terms of such Agreement.

      In January of 2001, the Company made an investment of $2.0 million in a technology fund, managed by OpNet Partners, L.P. During 2002, the Company received approximately $1.4 million of the investment. In the second quarter of 2002, the Company wrote-down the investment by $0.2 million to its estimated fair market value and wrote-off the remainder of the investment of $0.4 million in the fourth quarter of 2002. Richard B. Black, a member of the Company’s Board of Directors, is a General Partner for OpNet Partners, L.P.

      On April 26, 2002, the Company entered into an agreement with Photoniko, Inc, a private photonics company in which one of the Company’s directors, Richard B. Black, was a director and stock option holder. As of August 16, 2002, Mr. Black was no longer a director or stock option holder of Photoniko, Inc. Under the agreement, the Company provided a non-interest bearing unsecured loan of $75 thousand to Photoniko, Inc. to fund designated business activities at Photoniko, Inc. in exchange for an exclusive 90 day period to evaluate potential strategic alliances. In accordance with the terms of the agreement and the promissory note which was signed by Photoniko, Inc. on April 26, 2002, the loan was to be repaid in full to the Company no later than August 28, 2002, but still remains outstanding. The Company has provided a full reserve for this receivable.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Restructuring and other

	Year Ended December 31,

	2002	2001	2000

Restructuring charges	$6,448	$3,380	$14,538
Reversal of restructuring charges	—	(450)	(5,006)
Other — reduction of purchased intangibles	—	—	2,030
Other — royalties	(276)	(348)	(275)
Other — legal settlements	(745)	(1,559)	(2,670)

Total restructuring and other	$5,427	$1,023	$8,617

Restructuring charges

2002

      In connection with a restructuring plan to align the Company’s manufacturing costs and operating expenses with the prevailing economic environment, the Company recorded a pre-tax restructuring charge of $2.3 million in the fourth quarter of 2002. The Company downsized manufacturing operations in its Nepean, Ontario facility to focus on its core optics business. As a result, we incurred $0.6 million of expense for severance and benefits for the termination of approximately 41 employees. The Company also wrote-off approximately $0.2 million of excess fixed assets and wrote-down one of the Nepean buildings by $0.2 million to its estimated fair market value. Additionally, we recorded charges of approximately $0.8 million for an adjustment to earlier provisions for the leased facilities in Munich, Maple Grove, Minnesota and Farmington Hills, Michigan. The Company took a further write-down of $0.3 on the buildings in Kanata, Ontario and Rugby, United Kingdom. Also, a $0.1 million write-off for fixed assets in Kanata was recorded. The Company also reviewed the provision that it had recorded in 2000 related to residual value guarantees on the Maple Grove and Farmington Hills facilities and increased it by $0.1 million.

      The above charges were in addition to the restructuring charges recorded in the first half of 2002. The Company consolidated its Electronics systems business from its facility in Kanata, Ontario into the Company’s existing systems manufacturing facility in Wilmington, Massachusetts and transferred its laser business from the Company’s Kanata, Ontario facility to its existing facility in Rugby, United Kingdom. In addition, the Company closed its Kanata, Ontario facility. Restructuring provisions totaling $2.7 million in the first quarter of 2002, relate to severance and benefits of $2.2 million for the termination of approximately 90 employees, $0.3 million for the write-off of furniture, equipment and system software, and $0.2 million for plant closure and other related costs. During the second quarter of fiscal 2002, the Company recorded additional restructuring charges of $1.4 million related to cancellation fees on contractual obligations of $0.3 million and a write-down of land and building in Kanata, Ontario and Rugby, United Kingdom of $0.8 million, and also leased facility costs of $0.3 million at the Farmington Hills and Oxnard locations.

      At December 31, 2002, the net book value of two facilities, one in Kanata, Ontario and the other in Nepean, Ontario, were classified in other assets (note 3).

      Cumulative cash draw-downs of approximately $2.1 million and non-cash draw-downs of $1.8 million have been applied against the provisions taken in 2002, resulting in a remaining provision balance of $2.5 million at December 31, 2002.

2001

      During the fourth quarter of fiscal 2001, a charge of $3.4 million was recorded to accrue employee severance of $0.9 million for approximately 35 employees at our Farmington Hills and Oxnard locations,

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

leased facilities costs of $1.8 million associated with restructuring for excess capacity at five leased locations in the United States, Canada, and Germany and write down of leasehold improvements and certain equipment of $0.7 million associated with the exiting of leased facilities.

      Cumulative cash draw-downs of approximately $2.4 million and non-cash draw-downs of $0.7 million have been applied against the provision, resulting in a remaining provision balance of $0.3 million as at December 31, 2002.

2000

      During the fourth quarter of fiscal 2000, a charge of $12.5 million was recorded to accrue employee severance of $1.0 million for approximately 50 employees and other exit costs of $3.8 million for the Company’s United Kingdom operation and worldwide distribution system related to high-power laser systems for certain automotive applications; costs of $7.7 million associated with restructuring for excess capacity at three leased facility locations in the United States and Germany were also accrued. The Company also recorded a non-cash write-down of land and building in the United Kingdom of $2.0 million. In addition, an inventory write-down to net realizable value of $8.5 million was recorded in cost of goods sold related to the high-power laser system product line. The Company recorded a reversal of $0.5 million in the fourth quarter of 2001 for costs that will not be incurred.

      Cumulative cash draw-downs of $6.0 million, reversal of $0.5 million for restructuring costs that will not be incurred and a non-cash draw-down of $2.0 million have been applied against the provision, resulting in a remaining balance of $6.0 million as at December 31, 2002.

      The following table summarizes changes in the restructuring provision.

	Severance	Facilities	Other	Total

	(In millions)
Provision at December 31, 1999	$2.8	$3.9	$3.4	$10.1
Charges during 2000	1.0	9.7	3.8	14.5
Cash draw-downs 2000	(1.8)	(1.0)	(1.5)	(4.3)
Reversals during 2000	(0.8)	(2.3)	(1.9)	(5.0)
Non-cash draw-down 2000	—	(2.0)	—	(2.0)

Provision at December 31, 2000	1.2	8.3	3.8	13.3
Charges during 2001	0.9	2.5	—	3.4
Cash draw-downs 2001	(1.2)	(1.6)	(3.8)	(6.6)
Reversals during 2001	—	(0.5)	—	(0.5)
Non-cash draw-down 2001	—	(0.7)	—	(0.7)

Provision at December 31, 2001	0.9	8.0	—	8.9
Charges during 2002	2.8	3.1	0.5	6.4
Cash draw-downs 2002	(2.5)	(1.6)	(0.5)	(4.6)
Non-cash draw-down 2002	—	(1.9)	—	(1.9)

Provision at December 31, 2002	$1.2	$7.6	$—	$8.8

Other

      During 2002, the Company recorded a net benefit of $0.7 million related to two litigation settlements. During 2002, the Company earned $0.3 million in royalties related to OLT precision alignment product line that was divested.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      During 2001, the Company recorded a benefit of $0.3 million related to royalties earned on the sale of the OLT precision alignment system product line and adjusted an accrual related to litigation with Electro Scientific Industries, Inc. and recorded a benefit of $1.6 million. On April 18, 2001, the U.S. Court of Appeals for the Federal Circuit affirmed the judgment of the U.S. District Court for the Northern District of California in a patent infringement action filed by Electro Scientific Industries, Inc.

      During 2000, the Company recorded a benefit of $0.2 million related to royalties earned on the sale of the OLT precision alignment system product line and $2.7 million received for licensing some of the Company’s technology. During the fourth quarter of 2000, the Company evaluated the remaining intangible assets related to the acquisition of Reel-Tech in 1997 on the basis described in note 1 and recorded a write-down of $2.0 million.

12.	Commitments and Contingencies

Operating leases

      The Company leases certain equipment and facilities under operating lease agreements that expire through 2013. The facility leases require the Company to pay real estate taxes and other operating costs. For the year ended December 31, 2002, lease expense was approximately $3.5 million (2001 — $5.6 million, 2000 — $4.7 million).

      The Company leases two facilities under operating lease agreements that expire in 2003. At the end of the initial lease term, these leases require the Company to renew the lease for a defined number of years at the fair market rental rate or purchase the property at the fair market value. The lessor may sell the facilities to a third party but the leases provide for a residual value guarantee of the first 85% of any loss the lessor may incur on its $19.1 million investment in the buildings, which may become payable by the Company upon the termination of the transaction, or the Company may exercise its option to purchase the facilities for approximately $19.0 million. As of December 31, 2002, residual value guarantees in connection with these leases totaled approximately $16.0 million. Upon termination of the leases, the Company expects the fair market value of the leased properties to reduce substantially the payment under the residual value guarantees. During the fourth quarter of fiscal 2000, the Company took a charge of $6.0 million associated with restructuring for excess capacity at the two leased facility locations, including the estimated residual value guarantees. In the fourth quarter of 2002, the Company took an additional restructuring charge of $0.1 million to increase the reserve for the decline in the estimated market values of the underlying buildings. The total expected value of the buildings at the end of the leases may vary, depending on whether or not the buildings are leased at time of sale and whether the buildings are sold to a buyer/owner or to an investor. The Company will incur other costs such as lease and sales commissions. The lease agreement requires, among other things, the Company to maintain specified quarterly financial ratios and conditions. As of March 29, 2002, the Company was in breach of the fixed charge coverage ratio, but on April 30, 2002, the Company entered into a Security Agreement with the Bank of Montreal (“BMO”) pursuant to which the Company deposited with BMO and pledged approximately $18.9 million as security in connection with the operating leases discussed above in exchange for a written waiver from BMO and BMO Global Capital Solutions for any Company defaults of or obligations to satisfy the specified financial covenants relating to the operating lease agreements until June 30, 2003. This item is included on the balance sheet in long-term investments. The table of future minimum operating lease payments below excludes any payments relating to these guarantees.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Minimum lease payments under operating leases expiring subsequent to December 31, 2002 are:

2003	$3,549
2004	2,474
2005	2,151
2006	1,608
2007	1,538
Thereafter	2,494

Total minimum lease payments	$13,814

      The Company has sublease agreements on certain leased facilities and will receive $1.4 million from 2003 to 2012.

Recourse receivables

      In Japan, where it is customary to do so, the Company discounts certain customer notes receivable at a bank with recourse. The Company’s maximum exposure was $1.4 million at December 31, 2002 (2001 — $0.6 million). The book value of the recourse receivables approximates fair value. During 2002, the Company received cash proceeds relating to the discounted receivables of $5.7 million (2001 — $9.8 million). Recourse receivables are included in accounts receivable on the balance sheet.

Legal proceedings and disputes

      Electro Scientific Industries, Inc. v. GSI Lumonics, Inc. et al. On March 16, 2000, Electro Scientific Industries, Inc. filed an action for patent infringement in the United States District Court for the Central District of California against the Company and Dynamic Details Inc., an unrelated party that is one of the Company’s customers. Electro Scientific alleged that the Company offered to sell and import into the United States the GS-600 high speed laser drilling system and that Dynamic Details possessed and used a GS-600 System. It further alleged that Dynamic Details’ use of the GS-600 laser system infringed Electro Scientific’s U.S. patent 5,847,960 and that the Company had actively induced the infringement of, and contributorily infringed, the patent. Electro Scientific sought an injunction, unspecified damages, trebling of those damages, and attorney fees. GSI Lumonics indemnified Dynamic Details with respect to these allegations. On August 14, 2001, the United States District Court for the Central District of California granted the Company’s motion for summary judgment of non-infringement and denied Electro Scientific’s motion for summary judgment of infringement. In the ruling, the Court concluded that the GS-600 system did not literally infringe the asserted claims of the alleged Electro Scientific patent, nor did it infringe under the doctrine of equivalents. On September 7, 2001, Electro Scientific appealed the District Court’s decision on the summary judgment motions and oral arguments were heard on May 7, 2002. On October 7, 2002, the Court of Appeals vacated the summary judgment ruling of non-infringement of the District Court and remanded the matter back to the District Court for additional claim construction. In November 2002, the Company reached an agreement with Electro Scientific Industries Inc. and Dynamic Details pursuant to which the case was dismissed without prejudice. In connection with the agreement, the Company paid Electro Scientific Industries an amount that was not material to the Company’s results of operations or financial position.

      Other. As the Company has disclosed since 1994, a party has commenced legal proceedings in the United States against a number of U.S. manufacturing companies, including companies that have purchased systems from the Company. The plaintiff in the proceedings has alleged that certain equipment used by these manufacturers infringes patents claimed to be held by the plaintiff. While the Company is not a defendant in any of the proceedings, several of the Company’s customers have notified the Company that, if the party successfully pursues infringement claims against them, they may require the Company to indemnify them to

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the extent that any of their losses can be attributed to systems sold to them by the Company. The Company does not believe that the outcome of these claims will have a material adverse effect upon the Company, but there can be no assurance that any such claims, or any similar claims, would not have a material adverse effect upon the Company’s financial condition or results of operations.

      The Company is also subject to various legal proceedings and claims, which arise in the ordinary course of business. The Company does not believe that the outcome of these claims will have a material adverse effect upon the Company’s financial conditions or result of operations but there can be no assurance that any such claims, or any similar claims, would not have a material adverse effect upon the Company’s financial condition or results of operations.

Risks and uncertainties

      The Company uses financial instruments that potentially subject it to concentrations of credit risk. Such instruments include cash equivalents, securities available-for-sale, trade receivables and financial instruments used in hedging activities. The Company does not believe it is exposed to any significant credit risk on these instruments.

      Certain of the components and materials included in the Company’s laser systems and optical products are currently obtained from single source suppliers. There can be no assurance that a disruption of this outside supply would not create substantial manufacturing delays and additional cost to the Company.

      There is no concentration of credit risk related to the Company’s position in trade accounts receivable. Credit risk, with respect to trade receivables, is minimized because of the diversification of the Company’s operations, as well as its large customer base and its geographical dispersion.

      The Company’s operations involve a number of other risks and uncertainties including, but not limited to, the cyclicality of the semiconductor and electronics markets, rapidly changing technology, and international operations.

13.	Financial instruments

Cash equivalents, short-term and long-term investments

      At December 31, 2002, the Company had $53.2 million invested in cash equivalents denominated in U.S. dollars with average maturity dates between January 2, 2003 and March 24, 2003. At December 31, 2001, the Company had $79.8 million cash equivalents denominated in U.S. dollars with average maturities between January 7, 2002 and March 01, 2002.

      At December 31, 2002 the Company had $28.9 million in short-term investments and $37.3 million in long-term investments invested in U.S. dollars with maturity dates between January 6, 2003 and November 23, 2004. As discussed in Note 4 to the financial statements, $14.5 million of short-term investments are pledged as collateral for the Fleet and CIBC credit facilities at December 31, 2002 and $18.9 million of the long-term investments is pledged as security for the lease agreements with BMO as described in Note 12 above. At December 31, 2001 the Company had $43.5 million invested in short-term investments denominated in U.S. dollars with maturity dates between January 24, 2002 and May 6, 2002.

Derivative financial instruments

      The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s consolidated financial statements.

      The Company uses foreign currency forward contracts and foreign currency swaps to fix the cash flow variable of local currency selling prices denominated in currencies other than the functional currency. At

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2002, the Company had eleven foreign exchange forward contracts to purchase $16.9 million U.S. dollars, of which $10.5 million is in exchange for yen and $6.4 million is in exchange for euros. The Company also had one currency swap contract fair valued at $8.7 million U.S. dollars in exchange for yen. All contracts have an aggregate unrecognized fair value loss of $0.5 million after-tax maturing at varying dates in 2003. As of December 31, 2001, the Company had eight foreign exchange forward contracts to purchase $17.8 million U.S. dollars, of which $10.4 million was in exchange for yen and $7.4 million was in exchange for euros, and one foreign exchange option contract to purchase $6.5 million U.S. dollars with an aggregate fair value gain of $0.8 million after-tax maturing at varying dates in 2002.

14.	Segment Information

General description

      During 2002, the Company changed the way it manages its business to reflect a growing focus on its three core businesses: components, lasers and laser systems. In classifying operational entities into a particular segment, the Company aggregated businesses with similar economic characteristics, products and services, production processes, customers and methods of distribution. Segment information for the 2001 year has been restated to conform to the current year’s presentation. Segment information for the 2000 year has not been restated because it is impracticable to do so. In 2000, there were other businesses and product lines that have been subsequently divested or discontinued that do not conform to the new segments, as such the information would not be comparable.

      The Executive Committee (“EC”) has been identified as the chief operating decision maker in assessing the performance of the segments and the allocation of resources to the segments. The EC evaluates financial performance based on measures of profit or loss from operations before income taxes excluding the impact of amortization of purchased intangibles, acquired in-process research and development, restructuring and other, gain (loss) on sale of assets and investments, interest income, interest expense, and foreign exchange transaction losses. Certain corporate-level operating expenses, including corporate marketing, finance, and administrative expenses, are not allocated to operating segments. Intersegment sales are based on fair market values. All intersegment profit, including any unrealized profit on ending inventories, is eliminated on consolidation. The accounting policies of the segments are the same as those described in note 1.

      GSI Lumonics operations include three reportable operating segments: the Components segment (Components); the Laser segment (Laser Group); and the Laser Systems segment (Laser Systems).

      Components — The Company’s component products are designed and manufactured at our facilities in Billerica, Massachusetts, Nepean, Ontario and Moorpark, California and are sold directly, or, in some territories, through distributors, to original equipment manufacturers (“OEMs”). Products include optical scanners and subsystems used by OEMs for applications in materials processing, test and measurement, alignment, inspection, displays, imaging, graphics, vision, rapid prototyping, and medical use such as dermatology and ophthalmology. The Components Group also manufactures printers for certain medical end products such as defibrillators, patient care monitors and cardiac pacemaker programmers, as well as film imaging subsystems for use in CAT scans and magnetic resonance imaging systems. Under the trade name, WavePrecision, we also manufacture precision optics supplied to OEM customers for applications in aerospace and semiconductor. Major markets are medical, semiconductor, and electronics, light industrial and aerospace.

      Laser Group — The Company designs and manufactures a wide range of lasers at our Rugby, United Kingdom facility for sale in the merchant market to end-users, OEMs and systems integrators. We also use some of these products in the Company’s own laser systems. The Laser Group also derives significant revenues from providing parts and technical support for lasers in its installed base at customer locations. These lasers

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

are primarily used in material processing applications (cutting, welding and drilling) in light automotive, electronics, aerospace, medical and light industrial markets. The lasers are sold worldwide directly in North America and Europe, and through distributors in Japan, Asia Pacific and China. Sumitomo Heavy Industries (a significant shareholder of the Company) is our distributor in Japan. Specifically, our pulsed and continuous wave Nd:YAG lasers are used in a variety of medical, light automotive and industrial settings.

      Laser Systems — The Company’s laser systems are designed and manufactured at our Wilmington, Massachusetts facility and are sold directly, or, in some territories, through distributors, to end users, usually semiconductor integrated device manufacturers and electronic component and assembly manufacturers. The Laser Systems Group also derives significant revenues from servicing systems in its installed base at customer locations. System applications include laser repair to improve yields in the production of dynamic random access memory chips (“DRAMs”), permanent marking systems for silicon wafers and individual dies for traceability and quality control, circuit processing systems for linear and mixed signal devices, as well as for certain passive electronic components, and printed circuit boards (“PCB”) manufacturing systems for via hole drilling, solder paste inspection and component placement inspection.

      In 2001, the Company had reported its WavePrecision division as a separate business segment. During 2002, with restructuring actions taken as a result of the collapse of the telecom market sector, the Company has placed this group in its Components segment. At the end of 2002, WavePrecision was no longer a business segment.

Segments

      Information on reportable segments is as follows:

	Year Ended December 31,

	2002	2001

Sales
Components	$70,436	$88,689
Laser Group	23,748	39,119
Laser Systems	65,906	123,969
Intersegment sales elimination	(1,020)	(3,873)

Total	$159,070	$247,904

Profit (loss) from operations before income taxes
Components	$16,763	$18,603
Laser Group	(5,010)	4,425
Laser Systems	(18,732)	(23,712)

Total by segment	(6,979)	(684)
Unallocated amounts:
Corporate expenses	20,275	12,620
Amortization of purchased intangibles	1,251	1,139
Restructuring and other	5,427	1,023

Loss from operations	$(33,932)	$(15,466)

      The EC does not review asset information on a segmented basis and the Company does not maintain assets on a segmented basis, therefore a breakdown of assets by segments is not included.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Geographic segment information

      The Company attributes revenues to geographic areas on the basis of the customer location. Long-lived assets include property, plant and equipment and intangibles , but exclude other assets long-term investments and deferred tax assets are attributed to geographic areas in which Company assets reside.

	Year Ended December 31,

	2002		2001		2000

Revenues from external customers:
USA	$94,654	59%	$119,321	48%	$177,813	48%
Canada	1,883	1%	11,410	5%	20,159	5%
Europe	25,804	16%	50,745	20%	71,973	19%
Japan	23,460	15%	40,956	17%	58,173	16%
Latin and South America	1,249	1%	852	0%	5,563	1%
Asia-Pacific, other	12,020	8%	24,620	10%	40,183	11%

Total	$159,070	100%	$247,904	100%	$373,864	100%

	As at December 31,

	2002	2001

Long-lived assets and goodwill:
USA	$19,364	$21,595
Canada	6,625	9,404
Europe	11,540	11,484
Japan	618	686
Asia-Pacific, other	136	221

Total	$38,283	$43,390

15.     Subsequent Events

      On March 28, 2003, a registration statement was filed whereby the Company proposed its shareholders consider a Plan of Arrangement which, if the Arrangement is approved and becomes effective, would restructure the Company as a publicly traded US domiciled corporation. The Arrangement, if approved, includes a 1 for 2 reverse split whereby two common shares of the Company would be exchanged for one common share of the new publicly traded US domiciled corporation. These consolidated financial statements do not give effect to the impact of this proposed share consolidation.

16.     Research and Development

      Research and development expenses are net of investment tax credits and other assistance of nil (2001 — $0.7 and 2000 — $2.5 million).